Dreyfus Growth Opportunity
Statement of Investments (Unaudited)
November 30, 2004

Common Stock-99.0%	Shares		Value($)
Autos & Transports-1.0%			
Norfolk Southern	40,000		1,373,200
Southwest Airlines	60,000		943,800
			2,317,000
Consumer-23.1%			
Altria Group	25,000		1,437,250
Anheuser-Busch Cos.	14,000	a	701,260
Apollo Group, Cl. A	23,000	b	1,833,100
Bed Bath & Beyond	54,000	b	2,156,112
Carnival	29,000		1,537,290
Chico's FAS	35,000	a,b	1,351,000
Coca-Cola	59,000		2,319,290
Colgate-Palmolive	18,500		850,815
Disney (Walt)	50,000		1,344,000
Estee Lauder Cos., Cl. A	55,000		2,400,200
General Mills	26,000		1,182,740
Gillette	38,000		1,652,620
Home Depot	68,000		2,839,000
Kohl's	33,000	b	1,523,280
NIKE, Cl. B	6,500		550,290
PepsiCo	103,000		5,140,730
PetSmart	71,500		2,450,305
Procter & Gamble	100,000		5,348,000
Target	62,000		3,175,640
United Parcel Service, Cl. B	12,000		1,009,800
Univision Communications, Cl. A	54,500	a,b	1,640,450
Viacom, Cl. B	66,500		2,307,550
Wal-Mart Stores	140,000	a	7,288,400
Walgreen	45,000		1,718,100
			53,757,222
Energy-2.0%			
BJ Services	13,000	a	658,710
Devon Energy	22,000		911,240
Exxon Mobil	19,000		973,750
Halliburton	24,000		992,400
Plains Exploration & Production	37,000	b	1,037,110
			4,573,210

Financial Services-11.8%

American Express	29,500	a	1,643,445
American International Group	70,000		4,434,500
Bank of New York	38,000		1,250,580
Capital One Financial	20,000		1,571,600
CIT Group	31,500	a	1,346,625
Countrywide Financial	28,500	a	946,485
Doral Financial	22,000		1,020,800
Fidelity National Financial	40,000		1,715,600
Fifth Third Bancorp	27,500		1,384,900
Goldman Sachs Group	12,500		1,309,500
MBNA	55,000		1,460,800
Marsh & McLennan Cos.	17,500		500,325
Merrill Lynch	17,500		974,925
North Fork Bancorporation	48,750		1,404,000
Reinsurance Group of America	32,500		1,508,650
Schwab (Charles)	90,000		970,200
U.S. Bancorp	55,000		1,629,650
Wachovia	28,000		1,449,000
Willis Group Holdings	25,000		946,250
			27,467,835

Health Care-23.6%

Abbott Laboratories	83,000		3,482,680
Amgen	50,000	b	3,002,000
Anthem	12,000	b	1,215,960
Biogen Idec	12,000	b	704,160
Cardinal Health	23,000		1,202,440
Community Health Systems	65,000	b	1,797,250
Covance	33,500	b	1,321,910
DaVita	62,000	a,b	2,059,640
Eli Lilly & Co.	18,000		959,940
Fisher Scientific International	25,000	b	1,413,500
Genentech	26,000	a,b	1,254,500
Genzyme	27,000	b	1,512,270
Gilead Sciences	40,000	b	1,378,400
HEALTHSOUTH	202,000	b	1,151,400
Hospira	43,900	b	1,414,897
Johnson & Johnson	136,000		8,203,520
Medicis Pharmaceutical, Cl. A	30,000		1,103,700
Medtronic	34,000		1,633,700
Novartis, ADR	40,000		1,922,000
PacifiCare Health Systems	27,000	b	1,306,800
Pfizer	235,000		6,525,950
Pharmaceutical HOLDRs Trust	17,000	b	1,169,600
Schering-Plough	130,000		2,320,500
Sepracor	30,000	b	1,335,300

St. Jude Medical	39,000	[b]	1,487,460
Valeant Pharmaceuticals International	50,000		1,210,500
Wyeth	36,000		1,435,320
Zimmer Holdings	18,000	[b]	1,468,800
			54,994,097

Materials & Processing-1.6%

Avery Dennison	13,500		791,910
Freeport-McMoRan Copper & Gold, Cl. B	22,500		880,425
Newmont Mining	20,000		947,000
Praxair	23,500		1,055,150
			3,674,485

Producer Durables-4.5%

Boeing	22,500		1,205,325
General Electric	50,800		1,796,288
Illinois Tool Works	15,000		1,413,450
Lennar, Cl. A	17,000		763,810
Pitney Bowes	17,500		765,975
Rockwell Collins	21,000		837,060
3M	19,600		1,559,964
Thermo Electron	40,000	[b]	1,210,000
Tyco International	26,000		883,220
			10,435,092

Technology-18.3%

Accenture	45,000	[b]	1,167,300
Apple Computer	22,000	[b]	1,475,100
Cisco Systems	295,000	[b]	5,519,450
Dell	127,500	[b]	5,166,300
EMC	138,500	[b]	1,858,670
eBay	29,000	[a,b]	3,261,050
First Data	48,500		1,992,865
International Business Machines	35,000		3,298,400
Juniper Networks	86,000	[b]	2,367,580
Lockheed Martin	17,000		1,034,280
Motorola	130,000		2,503,800
Network Appliance	80,000	[b]	2,412,800
QUALCOMM	95,000		3,953,900
Time Warner	138,500	[b]	2,452,835
United Technologies	14,000		1,366,120
Yahoo!	75,000	[b]	2,821,500
			42,651,950

Semiconductors-5.9%

Altera	73,000	[b]	1,655,640

Intel	280,000	6,258,000
Linear Technology	45,000	1,717,200
Microchip Technology	60,000	1,690,800
Texas Instruments	100,000	2,418,000
		13,739,640
Software-6.6%		
Adobe Systems	25,000	1,514,000
Cognos	32,000 [b]	1,260,480
Microsoft	299,000	8,016,190
Oracle	201,000 [b]	2,544,660
Symantec	32,500 [b]	2,073,825
		15,409,155
Utilities & Other-.6%		
NEXTEL Communications, Cl. A	45,000 [a,b]	**1,280,700**
Total Common Stocks		
(cost $197,999,063)		**230,300,386**

Short Term Investments-1.4%	Principal Amount ($)	Value ($)
U.S. Treasury Bills:		
1.82%, 12/02/2004	4,000	3,999
1.82%, 12/09/2004	1,979,000	1,978,169
1.88%, 12/16/2004	298,000	297,759
1.94%, 12/23/2004	1,100,000	1,098,658
Total Short-Term Investments		
(cost $3,378,657)		**3,378,585**

Investments of Cash Collateral for Securities Loaned-4.8%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Cash Advantage Plus Fund		
(cost $11,120,000)	11,120,000 [c]	**11,120,000**
Total Investments (cost $212,497,720)	**105.2%**	**244,798,971**
Liabilities, Less Cash and Receivables	**(5.2%)**	**(12,115,929)**
Net Assets	**100.0%**	**232,683,042**

[a] *All or a portion of these securities are on loan. At November 30, 2004, the total market value of the fund's securities on loan is $10,688,401 and the total market value of the collateral held by the fund is $11,120,000.*

[b] *Non-income producing.*

[c] *Invstment in affiliated money market mutual fund.*

[d]*Securities valuation policies and other investment related disclosures are hereby incorporated by reference the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.*